GLOBAL corporate compliance

07021307

February 9, 2007

Securities & Exchange Commission
450, 5th Street NW
Washington, DC 20549
USA

RECEIVED
FEB 26 2007
SEC MAIL PROCESSING SECTION
WASH. D.C. 186

Attention: Office of International Corporate Finance

SUPPL

Dear Sirs: Q Gold Resources

Re: ~~Solana Petroleum Corp~~. (the "Corporation")
File No. 82-4931

Please accept for filing the following documents that include information required to be made public:

1. News Release dated January 25, 2007
2. News Release dated January 26, 2007
3. News Release dated January 30, 2007
4. Material Change Report dated January 25, 2007
5. Material Change Report dated January 26, 2007
6. Material Change Report dated January 26, 2007
7. News Release dated January 8, 2007

Yours truly,

GLOBAL CORPORATE COMPLIANCE INC.

Suzanne Ferguson

Suzanne Ferguson
Administrative Assistant

PROCESSED
MAR 02 2007
THOMSON FINANCIAL

encl

dlw 2/27

82-4931

Q-GOLD RESOURCES LTD.
c/o Hexagon Resources Inc.
Bank of America Building
Suite 508, 121 East Birch Avenue
Flagstaff, Arizona 86001
Ph: (928) 779-0166/ Fax: 779-0107
www.QGoldResources.com

Q-GOLD ANNOUNCES APPROVAL OF NON-BROKERED PRIVATE PLACEMENT

SEC 12g 3-2(b) Exemption # 82-4931

January 25, 2007

Q-Gold Resources Ltd. (TSXV: QAU; Frankfurt: QX9) announced today that it has received approval from the TSX Venture Exchange for a Non-Brokered Private Placement of 1,250,000 Units at $0.20 each for gross proceeds of $250,000. Each Unit consists of one common share and one common share purchase warrant ("Warrant"). Each Warrant entitles the holder to purchase one common share at a price of $0.30 within twelve months of issuance and $0.35 during the ensuing twelve months.

All securities issued pursuant to this financing are subject to a four month hold period expiring on May 26, 2007.

No Finder's Fees or commissions in either cash or securities were paid in connection with this private placement.

Proceeds from this financing will be used for general and administrative expenses, acquisitions and for other corporate purposes.

About the Corporation:
Q-Gold is a Canadian based mineral exploration company currently exploring for precious and base metals on its extensive holdings in the historic Gold Camp at Mine Centre, Ontario.

For more information, please contact J. Bruce Carruthers II, President at 888-779-0166 or visit www.QGoldResources.com.

This release may contain forward looking statements implying an assessment that the resources described can be produced profitably in the future. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated.

82-4931

Q-GOLD RESOURCES LTD.
c/o Hexagon Resources Inc.
Bank of America Building
Suite 508, 121 East Birch Avenue
Flagstaff, Arizona 86001
Ph: (928) 779-0166/ Fax: 779-0107
www.QGoldResources.com

Q-GOLD ANNOUNCES APPROVAL OF ITS OPTION ON THE MANHATTAN GOLD MINE

SEC 12g 3-2(b) Exemption # 82-4931

January 26, 2007

Q-Gold Resources Ltd. (TSXV: QAU; Frankfurt: QX9) announced today that it has received approval from the TSX Venture Exchange (the "Exchange") for the Corporation's arm's length acquisition of an Option to purchase both mining and surface rights associated with Freehold Mining Patents # K-231 (containing the "Manhattan" Gold Mine) and # K-224 in the Kenora Mining Division near Mine Centre, Ontario (the "Patents"). This transaction was announced in a press release dated December 18, 2006.

In consideration, Q-Gold will pay to the Optionors $7,500 in cash and 150,000 common shares of the Corporation at a deemed price of $0.20 per share.

The Option consists of three 5-year periods, during which Q-Gold may conduct exploration operations on the Patents. The first two periods are renewable by the Corporation if all payments to Optionors are current. Beginning in Year 1 of Option period 2, Q-Gold may purchase the Patents for $75,000 in cash or $100,000 during Option period 3.

The Corporation is also obligated to pay the Optionors annual advance royalty payments of $2,500, $5,000 and $7,500 on each anniversary during the first, second and third Option periods, which are deductible from future NSR payments. Upon exercise of the Option, Q-Gold will grant the Optionors a 2% NSR payable on all mineral production from the Patents.

The Manhattan Gold Mine, which was last subject to exploration and development in 1898-1900 (see press release dated 12/18/2006), is scheduled for a ground geophysical survey and follow-up diamond drilling during Q-Gold's fully funded 2007 gold exploration program at Mine Centre, which is currently in progress.

About the Corporation:

Q-Gold is a Canadian based mineral exploration company currently exploring for precious and base metals on its extensive holdings in the historic Gold Camp at Mine Centre, Ontario.

For more information, please contact J. Bruce Carruthers II, President at 888-779-0166 or visit www.QGoldResources.com.

82-4931

Q-GOLD RESOURCES LTD.
c/o Hexagon Resources Inc.
Bank of America Building
Suite 508, 121 East Birch Avenue
Flagstaff, Arizona 86001
Ph: (928) 779-0166/ Fax: 779-0107
www.QGoldResources.com

Q-GOLD ANNOUNCES APPOINTMENT OF GEOLOGIST HENRY M. MEIXNER TO THE BOARD OF DIRECTORS

SEC 12g 3-2(b) Exemption # 82-4931

January 30, 2007
Q-Gold Resources Ltd. (TSXV: QAU; Frankfurt: QX9) is pleased to announce the appointment of geologist Henry M. Meixner, P. Geo. FGAC, to its Board of Directors effective January 26, 2007. Mr. Meixner, a Canadian citizen, has a Bachelor's of Science degree in Geology from the University of British Columbia. Since 1995, he has been a consulting Geologist to a number of Vancouver-based resource companies evaluating grass roots and advanced mineral exploration projects in North and South America, including Argentina, Bolivia, Guyana and Mexico.

His extensive experience of over 40 years also includes General Manager of Orex Laboratories' Barnaby, B.C., heavy minerals processing facility where samples from diamond exploration projects were analyzed. Previous international consulting assignments include exploration projects in Botswana (where, for 4 years he was Project Head of the Kalahari Desert Drilling Project for the CIDA/Botswana Geological Survey), Indonesia, Kenya, Kazakhstan, and two years of geologic mapping in Iran for Watts Griffis and McQuat Ltd., Iran.

Mr. Meixner is also the author of two publications on the geology of Iran and one on the geophysical and geological results of the Botswana Project.

Under the Corporation's stock option plan (approved by the shareholders in June 2006), Mr. Meixner has been granted 125,000 common share stock options, exercisable within 5 years at $0.24 per share.

Chairman, J. Bruce Carruthers II, said "We are indeed fortunate to have someone with Hank Meixner's broad, worldwide geological and exploration experience on our Board. We look forward to closely working with him as we launch our 2007 exploration program in the historic Ontario Gold Camp at Mine Centre, where we hold over 27,000 acres of prospective gold claims and leases."

About the Corporation:
Q-Gold is a Canadian-based mineral exploration company currently exploring for precious and base metals on its extensive holdings in the historic Gold Camp at Mine Centre, Ontario.

For more information, please contact J. Bruce Carruthers II, President at 888-779-0166 or visit www.QGoldResources.com.

This release may contain forward looking statements implying an assessment that the resources described can be produced profitably in the future. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

82-4931

FORM 51-102F3

MATERIAL CHANGE REPORT

1. **Name and Address of Company**

Q-Gold Resources Ltd.
c/o Fraser Milner Casgrain LLP
30th Floor, Fifth Avenue Place
237 – 4th Avenue Southwest
Calgary, Alberta T2P 4X7
Attn: Eugene Chen

2. **Date of Material Change**

January 25, 2007

3. **News Release**

January 25, 2007
Disseminated via Canada Stockwatch
(Press release is attached hereto as "Exhibit I")

4. **Summary of Material Change**

The Corporation completed a non-brokered private placement financing for proceeds of $250,000 (the "Financing").

5. **Full Description of Material Change**

The Financing consisted of 1,250,000 Units at $0.20 each for proceeds of $250,000. Each Unit consists of one common share and one common share purchase warrant ("Warrant"). Each Warrant entitles the holder to purchase one common share at a price of $0.30 within twelve months of issuance and $0.35 during the ensuing twelve months.

No Finder's Fees or Commissions were paid in connection with the Financing.

All securities issued pursuant to the Financing are subject to a four month hold period expiring on May 26, 2007.

Proceeds from the Financing will be used by the Company for general and administrative expenses, acquisitions and for other corporate purposes.

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7. Omitted Information

Not Applicable

8. Executive Officer

Further information regarding this Material Change Report may be obtained by contacting Eric A. Gavin, Chief Financial Officer at (928) 779-0166.

9. Date of Report

February 1, 2007

82-4931

Q-GOLD RESOURCES LTD.
c/o Hexagon Resources Inc.
Bank of America Building
Suite 508, 121 East Birch Avenue
Flagstaff, Arizona 86001
Ph: (928) 779-0166/ Fax: 779-0107
www.QGoldResources.com

Q-GOLD ANNOUNCES APPROVAL OF NON-BROKERED PRIVATE PLACEMENT

SEC 12g 3-2(b) Exemption # 82-4931

January 25, 2007

Q-Gold Resources Ltd. (TSXV: QAU; Frankfurt: QX9) announced today that it has received approval from the TSX Venture Exchange for a Non-Brokered Private Placement of 1,250,000 Units at $0.20 each for gross proceeds of $250,000. Each Unit consists of one common share and one common share purchase warrant ("Warrant"). Each Warrant entitles the holder to purchase one common share at a price of $0.30 within twelve months of issuance and $0.35 during the ensuing twelve months.

All securities issued pursuant to this financing are subject to a four month hold period expiring on May 26, 2007.

No Finder's Fees or commissions in either cash or securities were paid in connection with this private placement.

Proceeds from this financing will be used for general and administrative expenses, acquisitions and for other corporate purposes.

About the Corporation:
Q-Gold is a Canadian based mineral exploration company currently exploring for precious and base metals on its extensive holdings in the historic Gold Camp at Mine Centre, Ontario.

For more information, please contact J. Bruce Carruthers II, President at 888-779-0166 or visit www.QGoldResources.com.

This release may contain forward looking statements implying an assessment that the resources described can be produced profitably in the future. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

82-4931

FORM 51-102F3

MATERIAL CHANGE REPORT

1. Name and Address of Company

Q-Gold Resources Ltd.
c/o Fraser Milner Casgrain LLP
30th Floor, Fifth Avenue Place
237 – 4th Avenue Southwest
Calgary, Alberta T2P 4X7
Attn: Eugene Chen

2. Date of Material Change

January 26, 2007

3. News Release

January 26, 2007
Disseminated via CCNMatthews Canadian Select Disclosure Network
(Press release is attached hereto as "Exhibit I")

4. Summary of Material Change

The Corporation obtained an Option to acquire two Freehold Mining Patents located in the Kenora Mining Division near Mine Centre, Ontario (the "Option").

5. Full Description of Material Change

On December 16, 2006, the Corporation acquired the Option to purchase both mining and surface rights associated with two Freehold Mining Patents #K-231 (containing the historical Manhattan Gold Mine) and K-224 in the Kenora Mining Division of Ontario (the "Patents"). On January 26, 2007, the Corporation received approval from the TSX Venture Exchange with regard to the Option.

In consideration for the Option, the Corporation paid the optionors $7,500 in cash and issued 150,000 common shares of the Corporation at a deemed price of $0.20 per share. Pursuant to the terms of the Option, the Corporation may conduct exploration activities on the Patents while the Option is in force.

The Option is comprised of three 5-year option periods. The first two periods are renewable by the Corporation, if all payments to the optionors are current. At any time beginning with Option period 2, the Corporation can exercise its Option and complete the purchase the Patents for $75,000 in cash or $100,000 during Option period 3. Upon exercise of the Option, the

Corporation will grant the optionors a 2% Net Smelter Return (NSR) on all mineral production form the Patents.

The Corporation is also obligated to pay to the optionors annual advance royalty payments of $2,500, $5,000 and $7,500 during the first, second and third 5-year Option periods. The annual advance royalty payments are deductible from future NSR payments.

6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not Applicable

7. **Omitted Information**

Not Applicable

8. **Executive Officer**

Further information regarding this Material Change Report may be obtained by contacting Eric A. Gavin, Chief Financial Officer at (928) 779-0166.

9. **Date of Report**

February 1, 2007

82-4931

Q-GOLD RESOURCES LTD.
c/o Hexagon Resources Inc.
Bank of America Building
Suite 508, 121 East Birch Avenue
Flagstaff, Arizona 86001
Ph: (928) 779-0166/ Fax: 779-0107
www.QGoldResources.com

Q-GOLD ANNOUNCES APPROVAL OF ITS OPTION ON THE MANHATTAN GOLD MINE

SEC 12g 3-2(b) Exemption # 82-4931

January 26, 2007
Q-Gold Resources Ltd. (TSXV: QAU; Frankfurt: QX9) announced today that it has received approval from the TSX Venture Exchange (the "Exchange") for the Corporation's arm's length acquisition of an Option to purchase both mining and surface rights associated with Freehold Mining Patents # K-231 (containing the "Manhattan" Gold Mine) and # K-224 in the Kenora Mining Division near Mine Centre, Ontario (the "Patents"). This transaction was announced in a press release dated December 18, 2006.

In consideration, Q-Gold will pay to the Optionors $7,500 in cash and 150,000 common shares of the Corporation at a deemed price of $0.20 per share.

The Option consists of three 5-year periods, during which Q-Gold may conduct exploration operations on the Patents. The first two periods are renewable by the Corporation if all payments to Optionors are current. Beginning in Year 1 of Option period 2, Q-Gold may purchase the Patents for $75,000 in cash or $100,000 during Option period 3.

The Corporation is also obligated to pay the Optionors annual advance royalty payments of $2,500, $5,000 and $7,500 on each anniversary during the first, second and third Option periods, which are deductible from future NSR payments. Upon exercise of the Option, Q-Gold will grant the Optionors a 2% NSR payable on all mineral production from the Patents.

The Manhattan Gold Mine, which was last subject to exploration and development in 1898-1900 (see press release dated 12/18/2006), is scheduled for a ground geophysical survey and follow-up diamond drilling during Q-Gold's fully funded 2007 gold exploration program at Mine Centre, which is currently in progress.

About the Corporation:
Q-Gold is a Canadian based mineral exploration company currently exploring for precious and base metals on its extensive holdings in the historic Gold Camp at Mine Centre, Ontario.

For more information, please contact J. Bruce Carruthers II, President at 888-779-0166 or visit www.QGoldResources.com.

This release may contain forward looking statements implying an assessment that the resources described can be produced profitably in the future. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated.

FORM 51-102F3

MATERIAL CHANGE REPORT

1. **Name and Address of Company**

Q-Gold Resources Ltd.
c/o Fraser Milner Casgrain LLP
30th Floor, Fifth Avenue Place
237 – 4th Avenue Southwest
Calgary, Alberta T2P 4X7
Attn: Eugene Chen

2. **Date of Material Change**

January 26, 2007

3. **News Release**

January 30, 2007
Disseminated via CCNMatthews Canadian Select Disclosure Network
(Press release is attached hereto as "Exhibit I")

4. **Summary of Material Change**

The Corporation appointed Henry M. Meixner to the Board of Directors, and granted him 125,000 stock options at a price of $0.24 each.

5. **Full Description of Material Change**

Effective January 26, 2007, the Corporation appointed Mr. Henry M. Meixner to the Board of Directors. In connection with his appointment, Mr. Meixner received a grant of 125,000 stock options at a price of $0.24 each, expiring on January 26, 2012. Mr. Meixner is a professional geologist with over 40 years of experience in the mining industry (see Exhibit I for more information on Mr. Meixner).

6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not Applicable

7. **Omitted Information**

Not Applicable

8. **Executive Officer**

Further information regarding this Material Change Report may be obtained by contacting Eric A. Gavin, Chief Financial Officer at (928) 779-0166.

9. **Date of Report**

February 7, 2007

Q-GOLD RESOURCES LTD.
c/o Hexagon Resources Inc.
Bank of America Building
Suite 508, 121 East Birch Avenue
Flagstaff, Arizona 86001
Ph: (928) 779-0166/ Fax: 779-0107
www.QGoldResources.com

Q-GOLD ANNOUNCES APPOINTMENT OF GEOLOGIST HENRY M. MEIXNER TO THE BOARD OF DIRECTORS

SEC 12g 3-2(b) Exemption # 82-4931

January 30, 2007
Q-Gold Resources Ltd. (TSXV: QAU; Frankfurt: QX9) is pleased to announce the appointment of geologist Henry M. Meixner, P. Geo. FGAC, to its Board of Directors effective January 26, 2007. Mr. Meixner, a Canadian citizen, has a Bachelor's of Science degree in Geology from the University of British Columbia. Since 1995, he has been a consulting Geologist to a number of Vancouver-based resource companies evaluating grass roots and advanced mineral exploration projects in North and South America, including Argentina, Bolivia, Guyana and Mexico.

His extensive experience of over 40 years also includes General Manager of Orex Laboratories' Barnaby, B.C., heavy minerals processing facility where samples from diamond exploration projects were analyzed. Previous international consulting assignments include exploration projects in Botswana (where, for 4 years he was Project Head of the Kalahari Desert Drilling Project for the CIDA/Botswana Geological Survey), Indonesia, Kenya, Kazakhstan, and two years of geologic mapping in Iran for Watts Griffis and McQuat Ltd., Iran.

Mr. Meixner is also the author of two publications on the geology of Iran and one on the geophysical and geological results of the Botswana Project.

Under the Corporation's stock option plan (approved by the shareholders in June 2006), Mr. Meixner has been granted 125,000 common share stock options, exercisable within 5 years at $0.24 per share.

Chairman, J. Bruce Carruthers II, said "We are indeed fortunate to have someone with Hank Meixner's broad, worldwide geological and exploration experience on our Board. We look forward to closely working with him as we launch our 2007 exploration program in the historic Ontario Gold Camp at Mine Centre, where we hold over 27,000 acres of prospective gold claims and leases."

About the Corporation:
Q-Gold is a Canadian-based mineral exploration company currently exploring for precious and base metals on its extensive holdings in the historic Gold Camp at Mine Centre, Ontario.

For more information, please contact J. Bruce Carruthers II, President at 888-779-0166 or visit www.QGoldResources.com.

Q-GOLD RESOURCES LTD.
c/o Hexagon Resources Inc.
Bank of America Building
Suite 508, 121 East Birch Avenue
Flagstaff, Arizona 86001
Ph: (928) 779-0166/ Fax: 779-0107
www.QGoldResources.com

Q-GOLD ANNOUNCES GRANT OF INCENTIVE STOCK OPTIONS

SEC 12g 3-2(b) Exemption # 82-4931

February 8, 2007
Q-Gold Resources Ltd. (the "Corporation") announced today that, pursuant to the Corporation's Stock Option Plan (approved by shareholders in June 2006), it has granted 525,000 incentive stock options to Officers and Directors of the Corporation. The incentive stock options will be exercisable for a period of five years from the date of the grant at a price of $0.27 per share.

About the Corporation:
Q-Gold is a Canadian based mineral exploration company currently exploring for precious and base metals on its extensive holdings in the historic Gold Camp at Mine Centre, Ontario totaling 27,260 acres (100% owned) of Mining Claims, Crown Leases and Patents. The Corporation is presently preparing for a 5,000 metre drill program at Mine Centre, which is expected to commence early next month.

For more information, please contact J. Bruce Carruthers II, President at 888-779-0166 or visit www.QGoldResources.com.

This release may contain forward looking statements implying an assessment that the resources described can be produced profitably in the future. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

END